Opti-Harvest, Inc.

1801 Century Park East, Suite 520

Los Angeles, California 90067

February 9, 2023

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Opti-Harvest, Inc.
Registration Statement on Form S-1 (File No. 333-267203)

Dear Sir or Madam:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Opti-Harvest, Inc., a Nevada corporation (the “Company”), hereby requests that the effectiveness of the Registration Statement on Form S-1 (Registration No. 333-267203) of the Company (the “Registration Statement”) be accelerated so that the Registration Statement shall become effective at 1:30 p.m. (Eastern Time) on February 13, 2023, or as soon as possible thereafter.

The Company hereby withdraws it prior request for acceleration, made to the staff of the Division of Corporation Finance of the Securities and Exchange Commission by way of correspondence, dated February 8, 2023.

In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Securities Act.

Once the Registration Statement is effective, please orally confirm such event with our counsel, Law Offices of Thomas E. Puzzo, PLLC, by calling Thomas Puzzo at (206) 522-2256.

Very truly yours,

OPTI-HARVEST, INC.

By:	/s/ Geoffrey Andersen
Name:	Geoffrey Andersen
Title:	Chief Executive Officer

cc: Thomas E. Puzzo, Esq.